SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 6)*

Mentor Graphics Corporation
(Name of Issuer)

Common Stock, without par value
(Title of Class of Securities)

587200106
(CUSIP Number)

Casablanca Capital LLC
450 Park Avenue, Suite 1403
New York, NY 10022
Attn: Douglas Taylor
(212) 759-5626

with a copy to:
David E. Rosewater
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 25, 2011
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

(Page 1 of 14 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 587200106	SCHEDULE 13D/A	Page 2 of 14 Pages

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Casablanca Special Opportunities Fund I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 573,683
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 573,683
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 573,683
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 587200106	SCHEDULE 13D/A	Page 3 of 14 Pages

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Casablanca Capital I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 573,683
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 573,683
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 573,683
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.5%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 587200106	SCHEDULE 13D/A	Page 4 of 14 Pages

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Casablanca Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 746,352
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 746,352
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 746,352
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.7%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 587200106	SCHEDULE 13D/A	Page 5 of 14 Pages

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Donald G. Drapkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO, AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,410
	8	SHARED VOTING POWER 746,352
	9	SOLE DISPOSITIVE POWER 25,410
	10	SHARED DISPOSITIVE POWER 746,352
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 771,762
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 587200106	SCHEDULE 13D/A	Page 6 of 14 Pages

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Douglas Taylor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO and AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 746,352
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 746,352
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 746,352
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 587200106	SCHEDULE 13D/A	Page 7 of 14 Pages

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Francisco D'Agostino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 782,652
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 782,652
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 782,652
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 587200106	SCHEDULE 13D/A	Page 8 of 14 Pages

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Element Multi Strategy Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,300
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 36,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 587200106	SCHEDULE 13D/A	Page 9 of 14 Pages

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Element Capital Advisors Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,300
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 36,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.0%
14	TYPE OF REPORTING PERSON IA, CO

CUSIP No. 587200106	SCHEDULE 13D/A	Page 10 of 14 Pages

1
NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)
Her Majesty the Queen in Right of the Province of Alberta as represented by Alberta Investment Management Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Alberta, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,205,282
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,205,282
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,205,282
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 4.6%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 587200106	SCHEDULE 13D/A	Page 11 of 14 Pages

This Amendment No. 6 to Schedule 13D amends and supplements the Schedule 13D (the "Original Schedule 13D") filed with the Securities and Exchange Commission on February 3, 2011, Amendment No. 1 filed with the Securities and Exchange Commission on February 8, 2011 ("Amendment 1"), Amendment No. 2 filed with the Securities and Exchange Commission on February 14, 2011 ("Amendment 2"), Amendment No. 3 filed with the Securities and Exchange Commission on March 10, 2011 ("Amendment 3"), and Amendment No. 4 filed with the Securities and Exchange Commission on March 14, 2011 ("Amendment 4"), and Amendment No. 5 filed with the Securities and Exchange Commission on April 1, 2011 ("Amendment 5", and together with the Original Schedule 13D, Amendment 1, Amendment 2, Amendment 3, Amendment 4 and this Amendment No. 6, the "Schedule 13D"), with respect to the common shares (the "Shares"), without par value per share, of Mentor Graphics Corporation. Except as set forth herein the Schedule 13D is unmodified.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is amended and supplemented to add the following information for updating as of the date hereof:

On April 25, 2011, Casablanca issued an open letter (the "Open Letter") to shareholders of the Issuer detailing its observations regarding Mentor Graphics' historical underperformance and reiterating its intention to vote its shares at the 2011 Annual Meeting in support of the Icahn Nominees.  A copy of the Open Letter is filed as Exhibit 12 to the Schedule 13D and is incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5(a) and Item 5(b) of the Schedule 13D are hereby amended and restated as follows:

(a) and (b)

The aggregate number and percentage of Shares to which this Schedule 13D relates is 6,013,344 shares of the common stock of the Issuer, constituting approximately 5.4% of the 112,357,843 Shares outstanding as of March 11, 2011, as reported in the Issuer's 10-K filed with the Securities and Exchange Commission on March 17, 2011.

(i)	the Casablanca Fund:
	(a)	As of the date hereof, the Casablanca Fund may be deemed the beneficial owner of 573,683 Shares.
Percentage: Approximately 0.5% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 573,683 Shares
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 573,683 Shares

(ii)	Casablanca I:
	(a)	As of the date hereof, the Casablanca I may be deemed the beneficial owner of 573,683 Shares.
Percentage: Approximately 0.5% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 573,683 Shares
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 573,683 Shares

(iii)	Casablanca:
	(a)	As of the date hereof, Casablanca may be deemed the beneficial owner of 746,352 Shares.
Percentage: Approximately 0.7% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 746,352 Shares
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 746,352 Shares

CUSIP No. 587200106	SCHEDULE 13D/A	Page 12 of 14 Pages

(iv)	Mr. Drapkin:
	(a)	As of the date hereof, Mr. Drapkin may be deemed the beneficial owner of 771,762 Shares.
Percentage: Approximately 0.7% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 25,410 Shares
		2.	Shared power to vote or direct vote: 746,352 Shares
		3.	Sole power to dispose or direct the disposition: 25,410 Shares
		4.	Shared power to dispose or direct the disposition: 746,352 Shares

(v)	Mr. Taylor:
	(a)	As of the date hereof, Mr. Taylor may be deemed the beneficial owner of 746,352 Shares.
Percentage: Approximately 0.7% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 746,352 Shares
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 746,352 Shares

(vi)	Mr. D'Agostino:
	(a)	As of the date hereof, Mr. D'Agostino may be deemed the beneficial owner of 782,652 Shares.
Percentage: Approximately 0.7% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 782,652 Shares
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 782,652 Shares

(vii)	the Element Fund:
	(a)	As of the date hereof, the Element Fund may be deemed the beneficial owner of 36,300 Shares.
Percentage: Approximately 0.0% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 36,300 Shares
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 36,300 Shares

(viii)	Element Advisor:
	(a)	As of the date hereof, Element Advisor may be deemed the beneficial owner of 36,300 Shares.
Percentage: Approximately 0.0% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 36,300 Shares
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 36,300 Shares

(ix)	AIMCo:
	(a)	As of the date hereof, AIMCo may be deemed the beneficial owner of 5,205,282 Shares.
Percentage: Approximately 4.6% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 5,205,282 Shares
		2.	Shared power to vote or direct vote: 0
		3.	Sole power to dispose or direct the disposition: 5,205,282 Shares
		4.	Shared power to dispose or direct the disposition: 0

Casablanca serves as investment advisor to Casablanca Fund, AIMCo and additional individual and institutional clients which hold discretionary private accounts with Casablanca.  Casablanca owns no securities of the Issuer directly, but because it has voting or investment control over the Shares owned by the Casablanca Fund and its discretionary private accounts, it may be deemed to beneficially own the Shares held by the Casablanca Fund and its discretionary private account clients.  Casablanca also serves as investment advisor to AIMCo, and can recommend the voting of the Shares which may be deemed to be beneficially owned by AIMCo, and therefore, may be deemed to beneficially own such Shares.

CUSIP No. 587200106	SCHEDULE 13D/A	Page 13 of 14 Pages

Each of Mr. Drapkin, Mr. Taylor and Mr. D'Agostino, as members of Casablanca's management committee, are in a position to indirectly determine the voting and investment decisions regarding the Issuer's securities held by Casablanca's investment advisory clients, including the Casablanca Fund.

Mr. D'Agostino, as President and Managing Director of Element Advisor is in a position to indirectly determine the voting and investment decisions regarding the Issuer's securities held by the Element Fund.

AIMCO serves as investment manager to Alberta public sector clients, including Alberta public sector pension plans and provincial endowment funds.  AIMCO owns no securities of the Issuer directly, but because it has voting or investment control over the Shares owned by its investment management clients, it may be deemed to beneficially own the Shares held by its investment management clients.

As of the date hereof, the Casablanca Reporting Persons beneficially owned an aggregate of 808,062 Shares, constituting approximately 0.7% of the Shares outstanding, the Element Reporting Persons beneficially owned an aggregate of 782,652 Shares, constituting approximately 0.7% of the Shares outstanding, and AIMCo beneficially owned an aggregate of 5,205,282 Shares, constituting approximately 4.6% of the Shares outstanding.

The Casablanca Reporting Persons, the Element Reporting Persons and AIMCo may be deemed to have formed a "group," within the meaning of Section 13(d)(3) of the Exchange Act.  Collectively, the group may be deemed to have voting control over a combined 5.4% of the Shares. However, each of the Casablanca Reporting Persons (other than Mr. D'Agostino) expressly disclaims beneficial ownership of the Shares beneficially owned by the Element Reporting Persons, each of the Casablanca Reporting Persons expressly disclaims beneficial ownership of the Shares beneficially owned by AIMCo, each of the Element Reporting Persons (other than Mr. D'Agostino) expressly disclaims beneficial ownership of the Shares beneficially owned by the Casablanca Reporting Persons and AIMCo, and AIMCo expressly disclaims beneficial ownership of the Shares beneficially owned by the Casablanca Reporting Persons and the Element Reporting Persons.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description
1	Joint Filing Agreement. (Previously Filed)
2	Form of Casablanca Investment Advisory Agreements with clients with respect to the securities of the Issuer. (Previously Filed)
3	Investment Advisory Agreement, dated November 9, 2010, between AIMCo and Casablanca. (Previously Filed)
4	Letter dated February 7, 2011 from Casablanca Capital LLC to board of directors of Mentor Graphics Corporation. (Previously Filed)
5	Notice dated February 11, 2011 from Casablanca Special Opportunities Fund I, LLC to board of directors of Mentor Graphics Corporation. (Previously Filed)
6	The Amended and Restated Operating Agreement of Casablanca Special Opportunities Fund I, LLC dated October 19, 2010. (Previously Filed)
7	Nominee Agreement with Donald G. Drapkin. (Previously Filed)
8	Nominee Agreement with Arthur Becker. (Previously Filed)
9	Nominee Agreement with Michael Barr. (Previously Filed)
10	Letter dated March 14, 2011, from Casablanca Special Opportunities Fund I, LLC to Mentor Graphics Corporation. (Previously filed)
11	Letter dated March 31, 2011, from Casablanca Capital LLC to Mentor Graphics Corporation (Previously filed)
12	Letter dated April 25, 2011, from Casablanca Capital LLC to the shareholders of Mentor Graphics Corporation

CUSIP No. 587200106	SCHEDULE 13D/A	Page 14 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 26, 2011

Casablanca Special Opportunities Fund I, LLC

By:	Casablanca Capital LLC, its Investment Manager

By:	/s/ Douglas Taylor
Name:	Douglas Taylor
Title:	Chief Executive Officer

Casablanca Capital I LLC

By:	/s/ Douglas Taylor
Name:	Douglas Taylor
Title:	Chief Executive Officer

Casablanca Capital LLC

By:	/s/ Douglas Taylor
Name:	Douglas Taylor
Title:	Chief Executive Officer

/s/ Donald G. Drapkin
Donald G. Drapkin

/s/ Douglas Taylor
Douglas Taylor

/s/Francisco A'Agostino
Francisco D'Agostino

Element Multi Strategy Fund Ltd.

By:	/s/ Francisco D'Agostino
Name:	Francisco D'Agostino
Title:	Director

Element Capital Advisors Ltd.
By:	/s/ Francisco D'Agostino
Name:	Francisco D'Agostino
Title:	President and Director

Her Majesty the Queen in Right of the Province of Alberta as represented by Alberta Investment Management Corporation

By:	/s/ Brian Gibson
Name:	Brian Gibson
Title:	Senior Vice President, Public Equities

EXHIBIT 12

Letter dated April 25, 2011, from Casablanca Capital, LLC
to Shareholders of Mentor Graphics Corporation.

April 25, 2011

Casablanca Capital LLC
450 Park Avenue
Suite 1403
New York, NY 10022

Dear Fellow Mentor Graphics Shareholders:

As a 5.4% shareholder, we are disturbed that Mentor Graphics’ Board of Directors and management have not delivered shareholder value and are not acting in your best interests.  We believe the status quo at the company is unacceptable, and we intend to vote our shares at the May 12th Mentor Graphics annual meeting in support of the Icahn Group’s nominees, who we believe are well qualified and will work in the best interests of all shareholders.

While the Icahn Group has issued materials in support of its nominees, the following are our own, independent observations regarding Mentor Graphics’ long record of abysmal underperformance and poor governance practices:

▪
Over the past 19 years under current management, Mentor’s share price is down 18%, with ZERO return for shareholders.  How can we as shareholders support a Board that is responsible for this underperformance?

➢	Mentor’s share price is down 18% unaffected for Casablanca’s and the Icahn Group’s purchases1 versus gains for Synopsys of 112%, 292% for Cadence and 185% for the S&P 500

▪	History of excessive shareholder dilution:

➢	Mentor’s share count has increased 72% over the last 10 years, versus 10% and 23% for Cadence and Synopsys, respectively
➢	Mentor’s issuance of $253mm of convertible bonds in March 2011 was another act of dilution while also increasing the costs for potential buyers and further entrenching the company’s leadership

▪	Abysmal free cash flow generation:

➢	Mentor has only delivered $113mm of free cash flow over the last 10 years versus over $2 billion each for Cadence and Synopsys

➢	Meanwhile, Mr. Rhines has paid himself $65mm during his tenure2

▪	Bloated cost structure:

➢	For calendar year 2010, Mentor spent over 34% of revenues on selling & marketing expenses while Synopsys spent 24%3

➢	Mentor spent almost $100mm on general & administrative expenses last year, similar to Synopsys (more than twice Mentor’s size) and over 25% more than Cadence

1 Unaffected share price represents the average share price of Casablanca’s and the Icahn Group’s purchases of $10.37

2 Per Icahn Group’s presentation filed with the SEC on April 12, 2011

3 Cadence spent 32% of revenues on selling & marketing expenses in 2010. Cadence underwent an accounting change in 2008 that altered its revenue recognition policy and depressed revenues throughout the life of their client contracts. Any comparison to Cadence from 2008-2010 should take this effect on revenues into account. We expect the revenue base to be normalized some time in 2012.  From 2005-2007 Cadence averaged 25% selling & marketing margins.

-	These higher expenses are egregious given the lower cost of living in the suburbs of Portland, Mentor’s headquarters, versus both Cadence and Synopsys located in Silicon Valley

➢	Lowest revenue per employee compared with peers - 16% lower:

-	$195k for Mentor versus Synopsys’ $233k while Cadence’s revenue per employee was $233-$305k from 2003 to 20074

▪	Obstructionist Board antagonistic to shareholder concerns:

➢	Accelerated their 2011 shareholder meeting and rejected the Icahn Group’s $17 per share offer with little explanation

➢	Publicly prejudged the feasibility of a third party combination despite strong strategic and financial rationale

➢	Implemented a Poison Pill and issued a dilutive convertible bond despite non-dilutive alternatives

➢	Entirely unaligned with shareholder interests as the Board and management collectively own less than 1% of the shares

▪	Mentor’s directors, with a 15 year average tenure, have no relevant expertise aside from serving on Mentor’s Board:

➢	None of the directors the Icahn Group has proposed to remove have been recently employed as other than an “industry consultant”, “private investor” or board director

▪	By comparison, the Icahn Group’s director nominees are highly regarded professionals with a history of success in dealing with public companies:

➢	Jose Maria Alapont – CEO of a $6 billion public auto parts supplier, which operates in a highly competitive cost conscious industry

➢	Gary Meyers – EDA industry expertise as former CEO of a publicly listed company, Synplicity

➢	David Schecter – proven asset manager and a direct representative of Mentor’s largest shareholder

▪	There is no reason to believe in management’s ability to execute on its unimpressive strategic goals without historical precedent

➢	Mentor has guided to 15% non-GAAP operating margins near term and 20% longer term versus 23% achieved by Synopsys and Cadence’s target of operating margins in the mid 20s

-	No detail on how management’s plan will be achieved

▪	In summary, Mentor has been a persistent underperformer:

➢	Negative share price returns

➢	Poor operational performance

➢	Dismissal of shareholder concerns

Based on these facts, we strongly believe it is time for a fresh perspective on the Board. While we are acting independently and are in no way connected with the Icahn Group, we believe voting in favor of the Icahn Group’s director nominees will ensure that Mentor’s Board will be held accountable and work on behalf of all shareholders.

Kind regards,

Donald G. Drapkin                           Douglas Taylor                                                      Francisco D’Agostino
Chairman                                           Chief Executive Officer                                         President

4 In 2010 Cadence had revenue per employee of $203k, although Cadence’s revenue is still affected from the accounting change